HARRIS CORPORATION

GARY L. MCARTHUR Senior Vice President, and Chief Financial Officer	1025 West NASA Boulevard Melbourne, FL USA 32919 phone 1-321-724-3858 www.harris.com

Via Electronic Submission (Correspondence)

November 29, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harris Corporation

Form 10-K for the fiscal year ended June 29, 2012

Filed August 27, 2012

File No. 001-03863

Dear Ms. Cvrkel:

On behalf of Harris Corporation (“Harris”), I hereby submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Harris’ Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended June 29, 2012, as set forth in your letter dated September 20, 2012 (the “Comment Letter”).

For reference purposes, the text of each of the Staff’s comments is set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter, and followed by our response thereto.

Staff Comment:

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operations Review, page 36

1.

Please revise and expand your MD&A section in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company’s cost of sales for both the consolidated and the segment level during all periods presented in the Company’s financial statements as required by Item 303 of Regulation S-K. In this regard,

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

we note that page 37 of your MD&A section includes a table with the combined amount of cost of product sales and services but includes only a brief paragraph at the consolidated level which explains the change in gross margin, and does not directly explain the change in cost of sales. Additionally your segment level disclosure does not include any discussion of changes in cost of sales. However, we believe that for a company with the size and breadth of operations as yours, this discussion does not adequately provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please revise to expand and enhance your discussion of cost of sales with regards to both product and services sales. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard we believe materiality should be assessed in relation to operating income, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

Additionally, please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of costs of sales at the segment level when a change in a segment’s cost of sales materially impacts the segment’s measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.”

Harris Response:

We appreciate the Staff’s comments and are committed to providing investors with information that enhances their understanding of Harris’ financial condition and results of operations as included in MD&A. Although we believe that our current

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

MD&A disclosures related to our results of operations comply with relevant requirements, we intend to expand our future MD&A disclosures to provide additional information regarding cost of sales at both a consolidated and segment level, based on the Staff’s comment. On a consolidated basis, we intend to expand and enhance our presentation and discussion of cost of sales with regard to both product and services sales. On a segment basis, we intend to include disclosures of cost of sales as well as operating expenses, which include engineering, selling and administrative (“ESA”) expenses.

On a consolidated basis, we intend to provide a new tabular presentation of cost of product sales and services in future Form 10-K filings. An example for illustrative purposes using our Form 10-K for the fiscal year ended June 29, 2012 is as follows (excluding fiscal 2010 information because this information will not be disclosed in our Form 10-K for fiscal 2013):

Cost of product sales and services

	2012	2011	2012/2011 Percent Increase/ (Decrease)
	(Dollars in millions)
Cost of product sales	$2,137.6	$2,141.2	(0.2)%
% of product sales	59.4%	58.0%

Cost of services	$1,431.7	$1,391.3	2.9%
% of services	77.2%	80.6%

Cost of product sales and services	$3,569.3	$3,532.5	1.0%
% of product sales and services	65.5%	65.2%

Additionally, we affirm that we intend to quantify and discuss in future filings the significant drivers that cause cost of sales to change materially from period to period.

Supplementally, the amounts for cost of product sales and cost of services in the illustrative example above have been revised from the amounts originally reported in our Form 10-K for the fiscal year ended June 29, 2012. During the second quarter of fiscal 2013, we concluded a fiscal 2012 error resulted in a misclassification between revenue from product sales and revenue from services and the corresponding cost of sales in the fiscal 2012 income statement. The misstatement resulted in reporting $233 million of product revenue as services revenue, and $192 million of cost of product revenue as cost of service revenue. The misstatement did not affect the total amounts of revenue, cost of product sales and services or gross margin. In addition, it did not affect any balance sheet or statement of cash flow amounts.

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

The following table presents amounts originally reported and balances as corrected for the affected income statement line items:

	2012 As reported	2012 As corrected
	(Dollars in millions)
Revenue from product sales	$3,364.7	$3,597.8
Revenue from services	2,086.6	1,853.5

Total revenue	$5,451.3	$5,451.3

Cost of product sales	$1,945.2	$2,137.6
Cost of services	1,624.1	1,431.7

Total cost of product sales and services	$3,569.3	$3,569.3

The presentation of separate revenues and costs has been presented annually as required by Item 5-03(b) of Regulation S-X. We have not historically presented separate detail in press releases or investor calls and have not received meaningful inquiry by analysts on the details between product and services revenue or costs. Also, based on our analysis, the error was not quantitatively material to the mix, trend or total amounts of revenue or costs from product sales and services in relation to the financial statements as a whole. As a result of our consideration of relevant qualitative and quantitative factors, we concluded an immaterial classification error existed in fiscal 2012. As discussed above, as a result of the Staff’s comment our intention is to provide additional tabular information on cost of product sales and services in future Form 10-K filings. We intend to provide disclosure of the fiscal 2012 misstatement and corrected 2012 amounts in our fiscal 2013 second quarter Form 10-Q, which we expect to file in late January or early February 2013 and in our fiscal 2013 Form 10-K.

On a segment basis, we intend to expand each of our segment tables in future filings to include cost of product sales and services, gross margin, gross margin percentage, operating expenses, and operating expenses as a percentage of segment revenue. An example for illustrative purposes using our RF Communications segment table on page 39 of our Form 10-K for the fiscal year ended June 29, 2012 is as follows (excluding fiscal 2010 information because this information will not be disclosed in our Form 10-K for fiscal 2013) (added disclosures are in boldface type):

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

RF Communications Segment

	2012	2011	2012/2011 Percent Increase/ (Decrease)
	(Dollars in millions)
Revenue	$2,144.1	$2,289.2	(6.3)%
Cost of product sales and services	(1,057.0)	(1,078.7)	(2.0)%

Gross margin	1,087.1	1,210.5	(10.2)%
% of revenue	50.7%	52.9%

Operating expenses	(383.4)	(423.5)	(9.5)%
% of revenue	17.9%	18.5%

Segment operating income	$703.7	$787.0	(10.6)%

% of revenue	32.8%	34.4%

To the extent that changes from period to period in cost of product sales and services or operating expenses materially impact segment operating income, we intend to quantify and discuss the significant drivers of these changes.

We believe the additional disclosures of cost of product sales and services information on both the consolidated and segment basis that we intend to provide in future filings will provide investors with additional information to evaluate our operating results. However, for the reasons that follow, we do not believe that further disclosure in the form of a breakdown of cost of sales into its components would be helpful to investors or is required by MD&A. We have tailored our MD&A disclosures related to our results of operations to be mindful of the requirements of Section 303(a)(3) of Regulation S-K. We also have considered the instructions and guidance in Commission Releases (“Releases”) 33-8350 and 33-6835 in preparing our MD&A. In particular, we note guidance in Release 33-8350, including:

•

“MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective.” (emphasis added)

•

“. . . companies must evaluate an increased amount of information to determine which information they must disclose. In doing so, companies should avoid the unnecessary information overload for investors that can result from disclosure of information that is not required, is immaterial, and does not promote understanding.”

•	“. . . the effectiveness of MD&A decreases with the accumulation of unnecessary detail or duplicative or uninformative disclosure that obscures material information.”

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

Moreover, we are unable to provide a further breakdown, disclosure and discussion of cost of sales by component (e.g., labor, overhead or material costs) because our systems are not able to capture and aggregate costs at the cost-of-sales-by-component level on a consolidated basis because the systems are designed primarily to aggregate costs based on financial statement line items required to be disclosed by generally accepted accounting principles and Commission requirements. In addition, due to the complex nature of our cost systems and the long-term nature of many of our contracts, individual cost components often lose their distinction or characterization as they are aggregated into cost pools and charged to inventory, unbilled costs on long-term contracts or fixed assets, and then expensed through inventory sales, percentage-of-completion accounting or depreciation.

Modifications to our systems and processes to allow for the suggested detailed reporting would be costly and would not be useful in the management of our business or, in our view, to investors because we do not operate and manage our business on the basis of cost of sales by component (i.e., we do not accumulate or analyze information at the component level to evaluate results or allocate resources). More important to management as well as investors and analysts who follow us are total cost of sales and operating (including ESA) expenses at the segment level, as noted above.

We also note that a significant portion of our sales is derived from programs for which revenue and profits are recognized based on the percentage-of-completion method. Impacts to segment profitability primarily are driven by our mix of programs, ability to meet technical requirements, customer satisfaction (e.g., award fee performance) and overall progress towards completion of programs, as opposed to the components of cost of sales on these programs.

Staff Comment:

“2.	With respect to your overall results of operations disclosure, we also encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

•	Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.”

Harris Response:

We duly note the Staff’s suggestions, which we will carefully consider during the preparation of future filings.

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

Staff Comment:

“Discussion of Business Segments

Government Communications Systems Segment, page 41

3.	We note your disclosure that operating income and operating income as a percentage of revenue were higher in 2012 compared with fiscal 2011, primarily driven by a more favorable product mix and excellent program performance. Please revise to discuss in greater detail, including quantification, of the reasons for the changes in operating income. For example, please include details of the types of programs that had increased performance and underlying reasons driving the favorable product mix.”

Harris Response:

In response to the Staff’s comment, in future filings we intend to provide greater detail regarding the reasons for significant changes in operating income. An example for illustrative purposes using the results of our Government Communications Systems segment set forth in our Form 10-K for the fiscal year ended June 29, 2012 is as follows (inserts marked with underline; deletions marked with strikethrough):

“Operating income and operating income as a percentage of revenue were higher in fiscal 2012 compared with fiscal 2011, primarily driven by ~~a more favorable product mix and~~ excellent program performance~~.~~ and a more favorable mix from fixed-price satellite reflectors and classified programs within National Intelligence Programs, which generated higher operating margins than our cost-plus and other fixed-price programs in this segment. These results highlight the continuing trend in this segment, where we are experiencing revenue growth in satellite reflectors and classified programs as a result of strong demand and good funding, partially offset by lower spending by DoD customers.”

Staff Comment:

“Critical Accounting Policies and Estimates, page 49

Revenue Recognition, page 50

4.

We note your disclosure that revenue and anticipated profits under development and production contracts are recorded on a percentage-of-completion basis, generally using the cost-to-cost method of accounting. We

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

also note your disclosure that due to the long-term nature of many of your programs, developing the estimated total cost at completion often requires significant judgment. Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect the profitability of your business. You indicate that if a change in estimated cost to complete a development and production contract is determined to have an impact on contract earnings, you will record a positive or negative adjustment to estimated earnings when identified. Some of the factors considered in the cost estimation include a number of significant items, such as (i) labor productivity and availability of labor; (ii) the nature and complexity of work to be performed; (iii) availability and cost of materials; (iv) subcontractor performance; (v) the impact of delayed performance; (vi) the availability and timing of funding from the customer; and (vii) the recoverability of claims outside the original development and production contract included in the estimate to complete. Please provide for us and disclose in the notes to your financial statements in future filings, the impact of these changes in contract estimates on your results of operations for each period presented and provide an analysis of the underlying reasons for the changes in estimates. See guidance in ASC 250-10-50-4. Additionally, please revise your disclosure in MD&A to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. As part of your response, please provide us with a copy of your intended revised disclosure.”

Harris Response:

In response to the Staff’s comment regarding additional disclosures concerning the impact of changes in contract estimates on our results of operations, in future filings we intend to provide revised and additional disclosures in both the notes to our consolidated financial statements and MD&A. An example for illustrative purposes of the revised and additional disclosures in the notes to our consolidated financial statements, using the disclosure beginning on page 64 of our Form 10-K for the fiscal year ended June 29, 2012, is as follows (inserts marked with underline; deletions marked with strikethrough):

“Revenue Recognition — Our segments have the following revenue recognition policies:

Development and Production Contracts: Revenue and ~~anticipated~~ profits ~~under~~related to development and production contracts are ~~recorded on a~~recognized using the percentage-of-completion ~~basis~~ method, generally ~~using the cost-to-cost method of accounting where sales and profits are recorded~~based on the ratio of costs incurred to estimated total costs at completion (i.e., the cost-to-cost method). ~~Recognition of profit on~~

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

~~fixed-price development and production contracts requires estimates of: the total contract value; the total cost at completion; and the measurement of progress towards completion.~~ Revenue and profits on cost-reimbursable development and production contracts are recognized as allowable costs are incurred on the contract, and become billable to the customer, in an amount equal to the allowable costs plus the profit on those costs.

Development and production contracts are combined when specific aggregation criteria are met. Criteria generally include closely interrelated activities performed for a single customer within the same economic environment. Development and production contracts are generally not segmented. If development and production contracts are segmented, we have determined that they meet specific segmenting criteria. ~~Amounts representing development and production contract c~~Change orders, claims or other items that may change the scope of a development and production contract are included in ~~sales~~contract value only when the~~y~~ value can be reliably estimated and realization is probable. Possible incentives or penalties and award~~s~~ fees applicable to performance on development and production contracts are considered in estimating ~~sales~~contract value and profit rates and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions~~, which~~ that increase earnings based solely on a single significant event~~,~~ are generally not recognized until the event occurs. ~~When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on development and production contracts or programs in progress are charged to earnings when identified.~~

Under the percentage-of-completion method of accounting, a single estimated total profit margin is used to recognize profit for each development and production contract over its period of performance. Recognition of profit on development and production fixed-price contracts requires estimates of the total cost at completion and the measurement of progress toward completion. The estimated profit or loss on a development and production contract is equal to the difference between the estimated contract value and the estimated total cost at completion. Due to the long-term nature of many of our programs, developing the estimated total cost at completion requires judgment. Factors that must be considered in estimating the cost of the work to be completed include the nature and complexity of the work to be performed, subcontractor performance, the risk and impact of delayed performance, availability and timing of funding from the customer and the recoverability of any claims outside the original development and production contract included in the estimate to complete. At the outset of each contract, we gauge its

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

complexity and perceived risks and establish an estimated total cost at completion in line with these expectations. After establishing the estimated total cost at completion, we follow a standard Estimate at Completion (“EAC”) process in which management reviews the progress and performance on our ongoing development and production contracts at least quarterly and, in many cases, more frequently. If we successfully retire risks associated with the technical, schedule and cost aspects of a contract, we may lower our estimated total cost at completion commensurate with the retirement of these risks. Conversely, if we are not successful in retiring these risks, we may increase our estimated total cost at completion. Additionally, at the outset of a cost-reimbursable contract (for example, contracts containing award or incentive fees), we establish an estimate of total contract value, or revenue, based on our expectation of performance on the contract. As the cost-reimbursable contract progresses, our estimates of total contract value may increase or decrease if, for example, we receive higher or lower than expected award fees. When adjustments in estimated total costs at completion or in estimates of total contract value are determined, the related impact to operating income is recognized using the cumulative catch-up method, which recognizes in the current period the cumulative effect of such adjustments for all prior periods. Anticipated losses on development and production contracts or programs in progress are charged to operating income when identified. Net EAC adjustments resulting from changes in estimates favorably impacted our operating income by $38.4 million ($.20 per diluted share) in fiscal 2012 and $19.3 million ($.09 per diluted share) in fiscal 2011.” (Impacts to fiscal 2010 have been excluded because they will not be disclosed in our Form 10-K for fiscal 2013.)

An example for illustrative purposes of the revised and additional disclosures in MD&A, using the disclosure beginning on page 50 of our Form 10-K for the fiscal year ended June 29, 2012, is as follows (inserts marked with underline; deletions marked with strikethrough):

“Revenue Recognition

A significant portion of our business is derived from development and production contracts. Revenue and profits related to development and production contracts ~~is~~are ~~recorded~~recognized using the percentage-of-completion method, generally ~~measured by the costs incurred on each contract to date against~~based on the ratio of costs incurred to estimated total ~~contract~~ costs at completion (i.e., the ~~“~~cost-to-cost~~”~~ method) with consideration given for risk of performance and estimated profit. Revenue in our Government Communications Systems segment primarily relates to development and production contracts, and the percentage-of-completion method of revenue recognition is primarily used for these contracts.

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

~~Amounts representing development and production contract change orders, c~~Claims or other items that may change the scope of a development and production contract are included in ~~revenue~~ contract value only when the~~y~~ value can be reliably estimated and realization is probable. Incentives or penalties and award fees applicable to performance on development and production contracts are considered in estimating ~~sales~~ contract value and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions~~, which~~ that increase earnings based solely on a single significant event~~,~~ are generally not recognized until the event occurs. ~~Our development and production contracts are generally not segmented. If development and production contracts are segmented, we have determined that they meet the segmenting criteria outlined in the accounting standard for construction-type and production-type contracts.~~

Under the percentage-of-completion method of accounting, a single estimated total profit margin is used to recognize profit for each development and production contract over its ~~entire~~ period of performance. Recognition of profit on development and production fixed-price contracts requires estimates of~~: the contract value or total contract revenue,~~ the total cost at completion and the measurement of progress toward completion. The estimated profit or loss on a development and production contract is equal to the difference between the ~~estimated~~ contract value and the estimated total cost at completion. Due to the long-term nature of many of our programs, developing the estimated total cost at completion often requires ~~significant~~ judgment. Factors that must be considered in estimating the cost of the work to be completed include ~~labor productivity and availability of labor,~~ the nature and complexity of the work to be performed, ~~availability and cost of materials,~~ subcontractor performance, the risk and impact of delayed performance, availability and timing of funding from the customer and the recoverability of any claims outside the original development and production contract included in the estimate to complete. At the outset of each contract, we gauge its complexity and perceived risks and establish an estimated total cost at completion in line with these expectations. After establishing the estimated total cost at completion, we follow a standard Estimate at Completion (“EAC”) process in which management reviews the progress and performance on our ongoing development and production contracts at least quarterly and, in many cases, more frequently. If we successfully retire risks associated with the technical, schedule and cost aspects of a contract, we may lower our estimated total cost at completion commensurate with the retirement of these risks. Conversely, if we are not successful in retiring these risks, we may increase our estimated total cost at completion. Additionally, at the outset of a cost-reimbursable contract

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

(for example, contracts containing award or incentive fees), we establish an estimate of total contract value, or revenue, based on our expectation of performance on the contract. As the cost-reimbursable contract progresses, our estimates of total contract value may increase or decrease if, for example, we receive higher or lower than expected award fees. When adjustments in estimated total costs at completion or in estimates of total contract value are determined, the related impact to operating income is recognized using the cumulative catch-up method, which recognizes in the current period the cumulative effect of such adjustments for all prior periods. Anticipated losses on development and production contracts or programs in progress are charged to operating income when identified.~~We review cost performance and estimates to complete on our ongoing development and production contracts at least quarterly and, in many cases, more frequently. If a change in estimated cost to complete a development and production contract is determined to have an impact on contract earnings, we will record a positive or negative adjustment to estimated earnings when identified. Revenue and profits on a cost-reimbursable development and production contract are recognized when allowable costs are incurred in an amount equal to the allowable costs plus the profit on those costs. These profits may be at a fixed or variable percentage of allowable costs, depending on the contract fee arrangement. Thus, cost-reimbursable development and production contracts generally are not subject to the same estimation risks that affect fixed-price development and production contracts.~~ We have not made any material changes in the methodologies used to recognize revenue on development and production contracts or to estimate our costs related to development and production contracts in the past three fiscal years.”

Additionally, the revised and additional disclosure above will be followed by a new tabular presentation of the impacts to operating income due to EAC adjustments. An example for illustrative purposes using results from our fiscal year ended June 29, 2012 is as follows (excluding fiscal 2010 information because this information will not be disclosed in our Form 10-K for fiscal 2013):

“EAC adjustments had the following impacts to operating income for the periods presented:

	Fiscal Years Ended
	2012	2011
	(Dollars In millions)
Favorable adjustments	$77.6	$66.7
Unfavorable adjustments	(39.2)	(47.4)

Net operating income adjustments	$38.4	$19.3

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

There were no individual impacts to operating income due to EAC adjustments during fiscal 2012 or 2011 that were material to our results of operations on a consolidated or segment basis for such periods.”

In future filings, for any individual impacts from EAC adjustments that are material to our results of operations on a consolidated or segment basis, we will provide disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reason(s) for such adjustments. For reference, the largest individual impacts to operating income due to an EAC adjustment were $5.5 million in fiscal 2012 and $8.7 million in fiscal 2011, in our Government Communications Systems segment, which represented 2.1 percent and 3.8 percent, respectively, of the operating income of this segment in fiscal 2012 and fiscal 2011.

Staff Comment:

“Notes to the Financial Statements

Note 23. Fair Value Measurements, page 84

5.	We note your disclosure in Note 23 that the fair value of assets of discontinued operations held for sale at June 29, 2012 was $541 million. We also note that the fair value of the Broadcast Communications segment was $490 million and the fair value of the assets of discontinued operations held for sale related to CIS were written down to a fair value of $51 million. However, the balance sheet reflects $632.7 million of assets of discontinued operations at June 29, 2012, which does not agree with the $541 million disclosed in Note 23. Please reconcile these two amounts for us and explain the nature of the difference.”

Harris Response:

At June 29, 2012, Harris had two asset disposal groups held for sale and presented in discontinued operations. Each of the disposal groups were tested for impairment prior to classification in discontinued operations and the estimated fair values of the disposal groups were presented in Note 23. The difference between the fair value amount presented in Note 23 and the balance sheet amount resulted from two factors. The first factor is that assets and liabilities of the discontinued operations were presented separately in the balance sheet rather than as a net disposal group. The second factor is that the balance sheet amount is presented at the lesser of the disposal group(s) carrying value or fair value less selling costs. For each disposal group, the carrying value was lower than fair value less selling costs and, therefore, the carrying value was presented in the balance sheet.

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

The following table presents supplemental information for the Staff for reconciliation purposes:

	Fiscal 2012 Form 10-K Amounts
	(In millions)
Fair Value
Fair value	$541.0	Fair value of disposal group(s) in Fair Value footnote
Estimated selling costs	(28.5)

Fair value less selling costs	$512.5

Carrying Value
Assets	$632.7	Assets of discontinued operations on Balance Sheet
Liabilities	(136.2)	Liabilities of discontinued operations on Balance Sheet

Carrying value of net assets	$496.5

Lesser of carrying value or fair value less selling costs	$496.5

We intend to include similar supplemental information in future filings, where applicable.

Staff Comment:

“Supplemental Financial Information – Quarterly Financial Data, page 89

6.	Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the impairment of the assets in your discontinued operations in the third quarter of 2012. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.”

Harris Response:

We believe the only material unusual or infrequent items that impacted our quarterly results of operations for the various periods presented were the impairments of assets in our discontinued operations in the third and fourth quarters of fiscal 2012 that were discussed in Note 3: Discontinued Operations in our Form 10-K for the fiscal year ended June 29, 2012. We intend to provide the following disclosures for the third and fourth quarters of fiscal 2012 at “Supplemental Financial Information – Quarterly Financial Data” in our Form 10-K for fiscal 2013:

Third quarter of fiscal 2012

“Discontinued operations, net of income taxes included an estimated $406.5 million after-tax non-cash charge for impairment of goodwill and other long-lived assets related to Broadcast Communications and an $89.8 million

Ms. Linda Cvrkel

Securities and Exchange Commission

November 29, 2012

after-tax charge in connection with our approved plan to exit our CIS operation, primarily for impairment of goodwill and other long-lived assets.”

Fourth quarter of fiscal 2012

“Discontinued operations, net of income taxes included an estimated $10.5 million after-tax non-cash charge for impairment of goodwill and other long-lived assets related to Broadcast Communications.”

Harris Acknowledgement:

Harris acknowledges the following:

•	Harris is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please call me at (321) 724-3858 or Lewis A. Schwartz, Vice President and Principal Accounting Officer, at (321) 724-3439. Facsimile transmissions may be sent to either of us at (321) 727-9222.

Very truly yours,

/s/ Gary L. McArthur
Gary L. McArthur
Senior Vice President and Chief Financial Officer

cc:	Claire Erlanger, Securities and Exchange Commission

Jean Yu, Securities and Exchange Commission

Lewis A. Schwartz, Vice President and Principal Accounting Officer, Harris Corporation